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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Response)
================================================================================
1. Name and Address of Reporting Person*

    Sacerdote           Peter                   M.
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   (Last)               (First)                 (Middle)

   c/o Goldman, Sachs & Co., 85 Broad Street
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                                    (Street)

   New York             NY                      10004
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol


   Hexcel Corporation (NYSE:HXL)
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   December 2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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================================================================================
7. Individual or Joint/Group Filing
   (Check Applicable Line)

   [ X ]   Form filed by One Reporting Person
   [   ]   Form filed by More than One Reporting Person


================================================================================
           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock, par value
$0.01 per share                                                                                  14,525,000     I         (1)(2)
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Non-Qualified Stock
Options (right to   $9.3125  12/19/00  A   V    10,000       (3)      12/19/10 Common    10,000           10,000    (3)      (1)(3)
buy)(3)                                                                        Stock
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Non-Qualified Stock
Options (right to   $9.3125  12/19/00  A   V    10,000       (4)      12/19/10 Common    10,000           10,000    (4)      (1)(4)
buy)(4)                                                                        Stock
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====================================================================================================================================

Explanation of Responses:  (SEE ATTACHED PAGES)




    /s/ Hans L. Reich                                       January 10, 2001
---------------------------------------------            -----------------------
      (**)Signature of Reporting Person                           Date
    Peter M. Sacerdote by Attorney-in-fact

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Item 1:  Peter M. Sacerdote
         c/o Goldman, Sachs & Co.
         85 Broad Street
         New York, NY 10004
Item 2:  Hexcel Corporation (HXL)
Item 4:  December 2000

------------------------------------------------------------------------


Explanation of Responses:

(1) The Reporting Person is an advisory director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein, if any.

(2) Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 14,525,000 shares of Common Stock through certain investment partnerships and limited liability companies of which Goldman Sachs or affiliates of Goldman Sachs and GS Group are the general partner, managing general partner, managing partner, managing member, manager or investment manager.

(3) These options were granted pursuant to the Hexcel Incentive Stock Plan to the Reporting Person. These options are exercisable in three equal annual increments beginning on December 19, 2000. The Reporting Person has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.

(4) These options were granted pursuant to the Hexcel Incentive Stock Plan to a managing director of Goldman Sachs in his capacity as a director of the Issuer. These options are exercisable in three equal annual increments beginning on December 19, 2000. That managing director has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.



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